STERLING FINANCIAL CORPORATION

2004 Annual Review

Growth. Profitability. Opportunities.

STERLING FINANCIAL CORPORATION 2004 Annual Review
Growth. Profitability. Opportunities.

Corporate Profile

With assets of approximately $2.7 billion, Sterling Financial Corporation (NASDAQ: SLFI) is a diversified financial services company based in Lancaster, Pa. Sterling’s affiliate banks offer a full range of banking services in south-central Pennsylvania, northern Maryland and northern Delaware. Other Sterling affiliates provide specialty commercial financing; fleet and equipment leasing; investment, trust and brokerage services; insurance services; human resources consulting; and correspondent banking services. Visit www.sterlingfi.com for more information.

BANKS

Pennsylvania: Bank of Lancaster County, N.A.; Bank of Lebanon County; PennSterling

Bank; and Pennsylvania State Bank.

Pennsylvania and Maryland: Bank of Hanover and Trust Company.

Maryland: First National Bank of North East.

Delaware: Delaware Sterling Bank & Trust Company.

OTHER FINANCIAL SERVICES

Specialty commercial financing: Equipment Finance LLC (commercial financing company for the forestry, land clearing and construction industries).

Fleet and equipment leasing: Town & County Leasing, LLC (nationwide fleet and equipment leasing company).

Trust, investment and brokerage services: Sterling Financial Trust Company (trust and investment services) and Church Capital Management, LLC (registered investment advisor) with combined assets under administration of $2.1 billion and Bainbridge Securities Inc. (securities broker/dealer).

Insurance services: Lancaster Insurance Group, LLC (independent insurance agency for personal, property and business insurance); StoudtAdvisors (employee benefits consulting and brokerage firm); and Sterling Financial Settlement Services (title insurance agency).

Human resources consulting: Professional Services Group (human resources consulting services provider for small to medium size businesses).

Correspondent banking services: Correspondent Services Group (provider of Sterling services to other financial institutions).

Annual Meeting

The Annual Sterling Financial Corporation Shareholders Breakfast and Meeting will be held on Tuesday, May 3, 2005, at the Liberty Place Theater and Conference Center in downtown Lancaster, Pa. (313 W. Liberty St.) The breakfast will begin at 8 a.m.; the annual meeting will follow at 9 a.m.

Form 10-K

A copy of the corporation’s annual report on Form 10-K, which is filed with the Securities and Exchange Commission, may be obtained without charge by contacting:

Douglas P. Barton
Vice President
Sterling Financial Corporation
P. O. Box 38
East Petersburg, PA 17520
dbarton@sterlingfi.com

Financial Highlights

STERLING FINANCIAL CORPORATION

For the year ending December 31:	2004	2003	% Change
(Dollars in thousands, except per share data)
EARNINGS:
Interest income	$137,682	$127,074	8.3%
Interest expense	40,265	41,156	-2.2%
Net interest income	97,417	85,918	13.4%
Provision for loan losses	4,438	3,697	20.0%
Noninterest income	57,225	49,210	16.3%
Securities gains	2,071	511	305.3%
Noninterest expense	107,086	92,568	15.7%
Net income	$33,329	$29,059	14.7%

PER COMMON SHARE INFORMATION:
Basic earnings per share	$1.53	$1.37	11.7%
Diluted earnings per share	1.51	1.35	11.9%
Cash dividends declared	0.62	0.56	10.7%
Book value	12.07	10.24	17.9%
Realized book value (1)	11.63	9.60	21.1%

PROFITABILITY RATIO ON EARNINGS:
Return on average equity	14.24%	14.02%	1.6%
Return on average realized equity (1)	15.00%	15.10%	-0.7%
Return on average assets	1.39%	1.33%	4.5%
Efficiency ratio (2)	61.30%	59.20%	3.5%

FINANCIAL CONDITION AT YEAR-END:
Total assets	$2,742,762	$2,343,517	17.0%
Securities	501,671	576,005	-12.9%
Loans, net	1,888,380	1,481,369	27.5%
Deposits	2,015,394	1,778,397	13.3%
Borrowed funds	403,973	296,342	36.3%
Stockholders’ equity	281,944	220,011	28.1%

(1)	Excludes unrealized gains (losses) on securities available for sale.

(2)	Sterling calculates its efficiency ratio by netting depreciation on operating leases with related rental income.

Performance Summary

Our focus, as the 2004 accomplishments summary below illustrates, is on managing for superior profitability and long-term viability to maintain the independence needed to fulfill our responsibilities to customers, shareholders and employees:

Operating Performance

•	The fourth quarter was Sterling Financial Corporation’s best quarter ever. 2004 was Sterling’s best annual performance in company history.

•	The company continued to diversify its financial services products while expanding banking activities.

•	Fee income rose 16 percent for the year with significant contributions coming from new fee-based affiliates, including StoudtAdvisors, Church Capital Management and Bainbridge Securities. StoudtAdvisors joined Sterling in May 2004, and Church Capital Management and Bainbridge Securities joined Sterling in October 2003.

•	Sterling Financial Corporation acquired Pennsylvania State Bank in December 2004. With assets of approximately $200 million at the time of the acquisition, Pennsylvania State Bank has two branches in Dauphin County and four in Cumberland County. Both of these counties are in high-growth, high-income areas of central Pennsylvania.

•	Lancaster Insurance Group became a wholly-owned subsidiary of Sterling in June 2004 when Sterling acquired its joint venture partner’s interests. Lancaster Insurance Group had been a joint venture since 1999.

•	Sterling entered the northern Delaware market in January 2004 through operating Delaware Sterling Bank as a loan production office of Bank of Lancaster County. The Delaware State Banking Commission granted Delaware Sterling Bank & Trust Company a banking charter in late December with an effective date of Jan. 3, 2005.

Financial Performance

•	Year-end total assets for Sterling were $2.743 billion; this includes approximately $200 million obtained with the acquisition of Pennsylvania State Bank in December 2004. Total assets for 2004 represent a 17 percent increase over 2003 assets of $2.344 billion.

•	Sterling Financial Corporation’s net income for 2004 was $33.329 million –an increase of $4.270 million or 14.7 percent over 2003.

•	Diluted earnings per share for 2004 reached $1.51 in 2004 versus $1.35 in 2003, an increase of 11.9 percent.

•	Net interest income increased 13 percent to $97.417 million in 2004 from $85.918 million in 2003 due to strong volume from specialty and commercial lending.

•	Return on average realized equity for 2004 was 15.00 percent, compared to 15.10 percent in 2003.

•	Sterling’s efficiency ratio was 61.3 percent in 2004 compared to 59.2 percent in 2003, with the difference being attributable primarily to non-cash, intangible asset amortization charges and higher than expected regulatory costs related to compliance with Section 404 of the Sarbanes-Oxley Act – legislation passed by the U. S. Congress in 2002.

4

Letter to Shareholders

The 1,100 employees who make up Sterling Financial Corporation are why we can report a strong performance in 2004. They find solutions daily. They deliver. They are engaged and want what is best for our customers and our shareholders. As a matter of fact, Sterling employees were ranked the most highly engaged employees in a 2004 Corporate Leadership Council Employee Engagement Study composed of 59 companies (mostly Fortune 500) across 14 industries.

Growth, profitability, challenges and opportunities. These are all words that could be applied to 2004. Successful is another. We had our best year in the history of the company.

     Net income increased nearly 15 percent to $33.329 million. We increased earnings per share by approximately 12 percent, exceeding both our budget and our long-term growth goal. Our shareholders were rewarded with a dividend increase, a stock split (5 for 4) and share price increase of 29 percent.

We had our best year in the
history of the company.

     We believe Sterling is growing faster than our peers because we truly are better aligned to execute our relationship management strategy. While others may believe in relationship management, our structures, incentives and systems support the concept. Successfully managing customer relationships company-wide is critical to leveraging our investments of the past few years.

     In 2002 and 2003, significant building years for Sterling, we focused on products and platforms. Our focus during 2004 was on alignment and strategy execution, and this will continue to be our primary focus during 2005.

     During 2004, Sterling acquired StoudtAdvisors, the largest Lancaster-based employee benefits consulting and brokerage firm, in May; purchased our joint venture partner’s interest in Lancaster Insurance Group in June; acquired Camp Hill-based Pennsylvania State Bank in December; and entered the Delaware market through Delaware Sterling Bank & Trust Company at the end of the year.

     Technology played a key role in the successful integration of these companies and new affiliates before them. We continue to seek solutions to unify the databases of all of our affiliates. This will allow us to seamlessly serve customers across the company and across business and product lines. Technology is also a key in our complying with the many requirements of Section 404 of the Sarbanes-Oxley Act.

     The vision of your board of directors and the Sterling leadership team has taken us from a well-respected basic banking company to one that offers a broad range of financial services. Today, a customer at a Sterling Financial affiliate can open a checking account and buy and sell securities as well as get investment advice and insurance coverage to protect families and businesses. Sterling is unique in how we offer a full menu of financial services. Banking remains our core business (56 percent of net income). It is healthy and growing. We entered new markets in Dauphin and Cumberland Counties in Pennsylvania and New Castle County in Delaware during 2004. We continue to generate strong loan growth (better than 15 percent annually), and our margin continues to grow.

     Looking ahead, Berks, Cumberland and Dauphin counties in Pennsylvania, Wilmington, Del., and Carroll County, Md., are potential expansion areas. The greater York area in Pennsylvania is an example of how we are successfully growing in an existing market. We expect to expand services to family-owned businesses – a market that aligns well with our relationship management strategy.

     We are building an organization where core earnings are attained through organic growth as well as acquisitions. Our resources may be used to expand geographically in selected markets or to fill out product and service offerings in other lines of business. This is always subject to evaluation and market conditions. We are pleased with our current mix and the results that it is producing.

     Our task now is to build on the momentum of 2004 to drive our organization into the future.

     This begins with engaged, loyal employees who attract and retain passionately loyal customers — customers who depend on us every day. Through our employment partnership philosophy, we have created an atmosphere of collaboration and cooperation that results in a culture of teamwork. Delivering top-quality service at Sterling is as strong a commitment internally as it is externally. As a team, our people are our competitive edge.

     We were proud to represent all Sterling employees, shareholders and customers when we were invited to open the NASDAQ stock market on the morning of Nov. 4. This put the spotlight on a company that has a growing following among financial analysts because we are delivering positive results for our customers and our shareholders.

     Sterling Financial Corporation continued to gain momentum during 2004. We commend the Sterling Board of Directors for their ongoing engagement and support as we navigate our way through the issues of governance, oversight and risk management.

     Our future is promising. We have great products, growing markets and engaged, experienced, passionate employees. At Sterling, we make money and have a whole lot of fun while we do it!

     For your confidence in Sterling, as a shareholder, we thank you.

Cordially,

John E. Stefan	J. Roger Moyer, Jr.
Chairman	President and Chief
Executive Officer

Sterling Financial Corporation President and Chief Executive Officer Roger Moyer (left) and Sterling Financial Corporation Chairman John Stefan (right) in New York for the honor of opening the NASDAQ stock market on Nov. 4, 2004.

casestudy

     Flexible.

The Reality of Success

     A distinguishing characteristic of Sterling employees is their ability to look at the big picture. This routinely involves employees with one Sterling affiliate working as a team with employees of another Sterling affiliate to design a solution for a customer’s broader needs.

     The best way to explain Sterling is through actual accounts of our successes. David Lynch with Town & Country Leasing and Randy Johnston with Bank of Lancaster County worked together to find broader solutions for Lititz-based R. W. Sauder, Inc. At Bank of Hanover and Trust Company, retail banker Ruth Carazo and business banker Shane Patterson did the same for Wilke Machinery in York. These stories illustrate how we are focused, flexible, experienced, dedicated and engaged.

Understanding every aspect of how a company does business is the foundation for building relationships and delivering excellent customer service. One Sterling affiliate being knowledgeable of a company’s needs can be the bridge to establishing a relationship with another Sterling affiliate.

     “R. W. Sauder, Inc. — Sauder Eggs —is one of the largest commercial egg producers in the region and a well established Lancaster County company — a family-owned, multi-million dollar business with a proud and distinguished history. They have been leasing egg processing equipment, material handling equipment and trailers from Town & Country for years. Our close working relationship with Sauder, Inc., led to a discussion of their banking needs. At the time, Sauder was banking with a national company but was seeking a banking relationship that could be more flexible, handle their complex financing requirements and offer competitive pricing. They also wanted a local relationship where they could meet face-to-face with their bankers in lieu of conference calls, faxes and e-mails. Business relationship managers from Bank of Lancaster County met with Sauder to determine exactly what services were needed, worked hard to get to know the company, their people and their products. A line of credit for financing receivables and inventory was a priority for the company. Sauder’s management felt they would get the same flexibility from Bank of Lancaster County as they were already receiving from Town & Country. In the end, Sauder, Inc., brought their banking business back home to Lancaster County and to Bank of Lancaster County.

Hands-on experience is the best teacher at R. W. Sauder, Inc., for David Lynch (left), executive vice president and chief operating officer of Town & Country Leasing, and Bob Shoemaker, senior vice president for business development at Bank of Lancaster County. Because of our strong cross-affiliate network at Sterling, we were able to offer value to our customer. Our philosophy of relationship management across affiliate lines makes our organization very different from our competition.”

David Lynch, Executive Vice President and Chief Operating Officer, Town & Country Leasing (Town & Country was founded in 1958, joined Bank of Lancaster County in 1983 and became part of Sterling Financial Corporation when it was formed in 1987.)

casestudy

Informed.

Retail banking relationships often can lead to commercial banking relationships. That is, if the bankers understand the customer’s business down to how products are bought, delivered and sold.

Ruth Carazo, a retail banker at Bank of Hanover and Trust Company, and business banker Shane Patterson learn with showroom equipment at Wilke Machinery in York.

     “Wilke Machinery Company has been a family-owned and operated business based in York for more than 25 years. We got to know the owners through one of our retail bankers who had served Wilke as a customer while with another bank. During a discussion with one of the owners about certificates of deposits and personal banking services, the owner expressed interest in building a business banking relationship with a local bank — one that would be more flexible than the company’s out-of-town bank. What they wanted was a bank that knew Wilke Machinery Company when they walked through the front door and one that would provide them the services of a big bank... but with the personalization of a hometown bank. We fit the bill. A business banking relationship manager joined the discussion and spent time with the company’s management to determine their business banking needs, which included establishing a line of credit. Further discussion identified both deposit and credit card processing as needs. This opened the door for introducing our treasury solutions team. Sterling Treasury Solutions is the part of the company that supports cash management programs, credit card services, international services and on-line banking. How we structure commercial loans also was attractive to Wilke. Our lending capacity, now that we are a part of Sterling Financial Corporation, has increased from $5 million to $30 million. The sophistication of our merchant or credit card services was another plus for us. So, after 20 years with another bank, Wilke Machinery moved its business to Bank of Hanover and Trust Company. They liked the fact that we were passionate about understanding their business goals and their business beyond the numbers, that we demonstrated flexibility and agility and that we have a team of professionals who work to seamlessly deliver core and specialty bank products. Most importantly, we know them by name as they come through our front door.”

Chad Clabaugh, President and Chief Executive Officer, Bank of Hanover and

Trust Company (Bank of Hanover and Trust Company joined Sterling Financial Corporation in 2000.)

Sterling affiliates Bank of Lancaster County, Bank of Hanover and Trust Company and Pennsylvania State Bank have been named among the best places to work in Pennsylvania by the Pennsylvania Chamber of Business and Industry, Pennsylvania Department of Community and Economic Development, Central Penn Business Journal, Team Pennsylvania Foundation and Best Companies Group.

casestudy

     Adaptable

Sterling Financial Corporation was named one the 50 fastest growing companies in Central Pennsylvania in 2004 by Central Penn Business Journal and the accounting firm of Seligman, Friedman & Company, P. C. This the third consecutive year that Sterling has received this recognition. For 2004, Sterling was 17th on the list, following prior rankings in 2003 and 2002 of 23rd and 43rd respectively.

Kathy Phillips, senior vice president and chief information officer for Sterling Financial Corporation, and Tom Sposito, president and chief executive officer of Pennsylvania State Bank, review integration plans Sterling computers processed 25.9 million transactions during 2004.

Managing growth means managing technology. Integrating affiliate databases into one powerful database answers customer needs with solutions that are even more timely and accurate than what is currently available.

     “The technology team had its hands full in 2004 with bringing five affiliates —Church Capital Management, Bainbridge Securities, StoudtAdvisors, Lancaster Insurance Group and Pennsylvania State Bank — onto the Sterling Financial system. It was no small task, especially when you factor in the tremendous amount of work that was required to comply with Sarbanes-Oxley reporting requirements. Our overriding approach, philosophy if you will, for bringing a new company into Sterling is: The new affiliate is not changing to us; it is all about us helping them migrate into a system that better serves everyone. We are particularly proud of the Pennsylvania State Bank conversion in December. We had only brief system outages and met our goal of minimal impact to the customer. The affiliation team was a mixture of sales and support leaders. On the technology side, the credit goes to a staff of about a dozen who prepared systems and customer data for integration. The first steps of the process were for the networking teams of both organizations to work after hours to establish connectivity, link security, standardize desktops and test monitoring capabilities. The conversion team worked diligently evenings and weekends to test and retest the data to assure data integrity for our customers. It was a seamless conversion. Sterling’s project methodology for affiliate conversions has been adopted by the largest banking software company’s conversion group for use with other banks. Of course, we are very proud of this. Making the conversion achievement even more noteworthy is the fact that we were simultaneously complying with Sarbanes-Oxley requirements to document everything at both the corporate and affiliate levels that impact customer data and financial records. Sarbanes-Oxley is a massive undertaking that is ongoing. “

Kathy Phillips, Senior Vice President, Group Executive and Chief Information Officer, Sterling Financial Corporation.

casestudy

Experienced.

Wealth management has become increasingly complex. Financial planners, brokers and investment advisors must be aligned with a company that understands investing options, customer service and market sensitivities as well as one that is in a position to offer a broader mix of financial services.

     “Historically, people relied on banks to hold their savings. Today, we want numerous investment alternatives — from stocks and bonds to mutual funds and money market vehicles. Almost two-thirds of U.S. households today own common stock, twice the level compared to the 1980’s and 1990’s. These are some of the key reasons that Church Capital Management, Sterling’s investment advisory affiliate, is growing. The fact that we are affiliated with Sterling just enhances what we are able to offer our clients. As wealth transitions from generation to generation in this country, families want to keep their money working for them in one institution. Sterling has the expertise and services to attract, advise and retain clients from one generation to the next. As a keystone of Sterling’s wealth management strategy, Church Capital Management provides portfolio management and investment advisory services to promote the growth of capital over the long haul.

     Another key component of this wealth emphasis is Sterling affiliate Bainbridge Securities Inc., a NASD-member brokerage firm. The National Association of Securities Dealers (NASD) is the world’s leading private-sector provider of financial regulatory services. Throughout Sterling’s banking network, Bainbridge investment representatives offer the full array of brokerage products and services to bank customers. Working in tandem with the private banking group, our team approach results in financial services synergies. One of the common appeals of all of the Sterling affiliates, besides knowing financial markets and money management, is the boutique setting in which we do business. We take pride in treating our clients as our neighbors.”

Greg Church, president and chief executive officer of Church Capital Management, comments on the economy while at Bloomberg News before being interviewed for national broadcast.

Greg Church, Chairman, President and Chief Executive Officer, Church Capital Management (Church Capital Management joined Sterling Financial Corporation in 2003.)

Church Capital Management surpassed the $2 billion mark in 2004 in total assets that it administers ($1.8 billion in managed assets). This includes Sterling Financial Trust Company assets that Church Capital Management manages. This growth represents a 16 percent increase over 2003.

casestudy

Focused.

Today, approximately 1,100 Lancaster-area companies provide their employees with health benefits for their families through The Lancaster Chamber Healthcare Plan — a Sterling affiliate. The plan continues to grow each year, now covering more than 16,000 lives. New offerings and innovative products are keeping costs manageable. The Lancaster Chamber Healthcare Plan offers multiple carriers for health, dental, vision, life and disability insurance to The Lancaster Chamber of Commerce & Industries members that have 2-99 employees.

Given today’s double-digit, healthcare costs for employees, employers must find progressive health-benefit companies that are capable of offering affordable and flexible plans.

     “StoudtAdvisors had become the largest employee health benefits brokerage/ consulting firm in Lancaster County and our growth needed to occur beyond our traditional markets. We realized that to grow we needed to broaden our network. Our challenge was to expand our customer base. Joining a large, financially stable financial services institution was the answer. But which one? We looked at the major banks and bank holding companies in the area and decided upon Sterling David Stoudt, president of StoudtAdvisors, discusses the program at the Stoudt Institute — an educational symposium on healthcare and healthcare benefits.

     Financial Corporation. Why? Because Sterling was the best fit. Sterling has a customer service-driven culture similar to ours. Sterling has a multi-county presence, which we need to grow our business. Sterling management was interested in acquiring an employee benefits company so it could make employee benefits brokerage and consulting services available to its business customers as one of its diverse services. We represent more than 1,200 employer groups ranging in size from 25 employees to more than 3,000. All of our customers are potential customers of other Sterling affiliates. Many of those Sterling customers are potential customers of ours. This makes for a very strong relationship when, at one company, a customer can get a line of credit and trust services as well as medical, life and disability insurance for its employees. We also work with the Professional Services Group to arrange for human resources consulting services and Lancaster Insurance Group, which sells personal and property insurance to individuals. The customer benefits from a single-source relationship —one where we are committed to providing knowledgeable, well-trained employees and top-notch customer service. As we grow, we look forward to referring more and more business to other Sterling affiliates.”

David Stoudt, President of
StoudtAdvisors (StoudtAdvisors joined
Sterling Financial Corporation in 2004.)

communitysupport

Supportive.

     The Sterling family of employees reaches out beyond our branches and offices. We support the communities that we serve through on-going involvement with worthy causes — causes that make where we live and work better places. Sterling values and encourages volunteerism and contributions, the sharing of our time and resources.

     Among the many worthy causes supported by Sterling are the American Cancer Society, fund-raising walks, Junior Achievement, scout troops, the Arthritis Foundation, social service agencies, the United Way, neighborhood schools, United Cerebral Palsy, volunteer fire departments, the YWCA, libraries, cultural and arts organizations, the YMCA, local hospitals, emergency service organizations, the American Red Cross, community centers, civic clubs, the American Heart Association, community food banks and shelters for women, children and men.

     Bank of Lancaster County led the “Relay for Life” fundraiser to a record collection of $901,000 for the American Cancer Society — the fourth largest amount raised for the event nationwide in 2004. Sterling co-chairs led the 2004 American Heart Association “Heart Walk” to $195,000 in contributions. Equipment Finance raised almost $9,000 for the Make-A-Wish Foundation, through the EFI Charity Golf Outing, to pay for a child with a brain tumor to visit Disney World with her family. Delaware Sterling Bank spearheaded the annual “Ribbons for A Cure” charity event that raised more than $25,000 for the Delaware Cancer Society. Sterling Financial Trust Company, through its Sterling Heroes Fund, has raised more than $115,000 which will be distributed to fire companies, ambulance associations and local emergency management organizations. StoudtAdvisors sponsors an annual Lancaster Chamber of Commerce recognition that goes to the person who has done the most to help women succeed in business. Year round, Town & Country Leasing employees donate clothing, food, money (almost $10,000 since 2001) and their time to the Milagro House, a home in Lancaster for mothers who are trying to get back on their feet. First National Bank of North East led the way in tsunami fund-raising with almost $3,500 contributed in a quick- response drive that realized contributions from Sterling employees and customers of almost $7,300.

     These examples, and there are many more, illustrate the passion with which Sterling employees support their communities. Sterling employees reach out in countless ways every year, from simple acts of kindness every day to supporting fund-raising and other causes that benefit where we call home.

Lancaster-based Sterling affiliates Bank of Lancaster County, Sterling Financial Trust Company, Town & Country Leasing and StoudtAdvisors were recognized by the United Way of Lancaster County with its 2004 Chairman’s Award for volunteerism and for sponsoring the agency’s Leadership Challenge Matching Grant twice in four years. They used the $150,000 challenge grant in their own campaign through which employees gave $170,951 in 2004 — a 22 percent increase over their 2003 campaign.

Jennifer Goldbach, president and chief executive officer of First National Bank of North East, volunteers at Bay View Elementary School where hundreds of hours of support come from Sterling employees every year.

Historical Timeline for Sterling Financial Corporation

Sterling Financial First National Bank Bank of Hanover and Professional Sterling Financial PennSterling Bank StoudtAdvisors, with Corporation formed of North East joins Trust Company joins Services Group Trust Company formed as Sterling CapRisk and the as a bank holding Sterling Financial Sterling Financial formed as Sterling formed from Bank of Financial Corporation Lancaster Chamber company of First Corporation Corporation Financial Corporation Lancaster County’s affiliate Healthcare Plan, National Bank of – – affiliate wealth management – joins Sterling Lancaster County Lancaster Insurance Bank of Lebanon group and Bank of Delaware Sterling Financial Corporation and its subsidiary Group, LLC, formed County formed as Hanover’s investment Bank formed as – Town & Country as Sterling Financial Sterling Financial services group Sterling Financial Lancaster Insurance Leasing Corporation joint Corporation – Corporation affiliate Group, LLC, – venture affiliate affiliate Equipment Finance – becomes a wholly- First National Bank LLC joins Sterling Sterling Financial owned subsidiary of of Lancaster County Financial Corporation Settlement Services, Sterling Financial name changed to – LLC, formed as Corporation Bank of Lancaster Correspondent Sterling Financial – County, N. A. Services Group Corporation joint Pennsylvania State formed as Sterling venture affiliate Bank joins Sterling Financial Corporation – Financial Corporation affiliate Church Capital Management, LLC, joins Sterling Financial Corporation – Sterling’s Presence Bainbridge Securities Inc. joins Sterling Financial Corporation
In addition to Sterling Financial Corporation and Bank of Lancaster County, Lancaster is the headquarters for Equipment Finance, Town & Country Leasing, Sterling Financial Trust Company, Lancaster Insurance Group, StoudtAdvisors, Sterling Financial Settlement Services, Professional Services Group and Correspondent Services Group. Church Capital Management and Brainbridge Securities have their home offices in Yardley, Pa.

Business Descriptions

BANKS

•	Bank of Lancaster County, N. A. — provides consumer and commercial banking services to Lancaster County and Chester County, Pa., through 32 branches.

•	Bank of Lebanon County — provides consumer and commercial banking services in Lebanon County, Pa., through two offices in Lebanon.

•	Bank of Hanover and Trust Company — provides consumer and commercial banking services through 17 branches in York and Adams counties in Pennsylvania and Carroll County, Md.

•	Delaware Sterling Bank & Trust Company — provides consumer and commercial banking services in northern Delaware through an office in Christiana, Del.

•	First National Bank of North East — provides consumer and commercial banking services through four branches in Cecil County, Md.

•	PennSterling Bank — provides consumer and commercial banking services in Berks County, Pa., through an office in Wyomissing.

•	Pennsylvania State Bank — provides consumer and commercial banking services through six branches in Dauphin and Cumberland counties, Pa.

OTHER FINANCIAL SERVICES
Specialty commercial financing

•	Equipment Finance LLC — provides financing of forestry and land-clearing equipment to companies from Maine to Florida from its headquarters in Lititz, Pa.

Fleet and equipment leasing

•	Town & County Leasing, LLC — offers direct leasing services of vehicles and equipment to clients nationally and locally from its headquarters in Lancaster, Pa.

Trust, investment and brokerage services

•	Bainbridge Securities Inc. — offers securities and investment products as a full-service broker-dealer to Sterling banking customers system wide from its headquarters in Yardley, Pa.

•	Church Capital Management, LLC — provides a comprehensive array of personal and business investment products and management services to Sterling banking customers system wide from its offices in Hanover, Yardley and Lancaster, Pa.

•	Sterling Financial Trust Company — offers wealth management, investment and trust services from offices in Lancaster, York, Gettysburg and Hanover in Pennsylvania and an office in North East, Md.

Insurance services

•	Lancaster Insurance Group, LLC — provides a broad range of personal and property insurance products to south-central Pennsylvania from its headquarters in Lancaster, Pa.

•	StoudtAdvisors (Corporate Healthcare Strategies, LLC) — provides cost-effective employee benefit products and benefit consulting services to medium and large-sized businesses in the south-central Pennsylvania region from its headquarters in Lancaster, Pa. Includes CapRisk which offers financial protection for employers who self-fund their medical, dental and prescription benefits, and the Lancaster Chamber Health Plan — a partnership with the Lancaster Chamber of Commerce to provide employee benefit products to smaller companies.

•	Sterling Financial Settlement Services, LLC — provides title insurance and real estate settlement services for consumer and commercial customers and other institutions in south-central Pennsylvania from its Lancaster, Pa., headquarters.

Human resources consulting

•	Professional Services Group — provides a full range of human resources services to small and mid-sized companies and non-profit organizations throughout south-central Pennsylvania from its headquarters in Lancaster, Pa.

Correspondent banking services

•	Correspondent Services Group — sells Sterling Financial Corporation’s correspondent banking services in the Mid-Atlantic region to other companies within the financial industry from Lancaster, Pa., headquarters.

In 2004:

•	Bank of Lancaster County had 14.97 percent market share in Lancaster County — the second largest market share in the county.

The branches that make up Bank of Lancaster County’s southern region (Atglen, Christiana, Millersville, Quarryville, Strasburg and Willow Street) ranked first in their market at 52.9 percent deposit share.

•	Bank of Hanover and Trust Company is the market leader in the Hanover area with a market share of 29.35 percent. • First National Bank of North East had 14.31 percent market share in Cecil County, Md. —the second largest market share in the county.

•	First National Bank of North East had 14.31 percent market share in Cecil County, Md. —the second largest market share in the county.

CONSOLIDATED BALANCE SHEET
STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

As of December 31,	2004	2003
(Dollars in thousands)

ASSETS

Cash and due from banks	$67,708	$64,996
Federal funds sold	15,147	19,102

Cash and cash equivalents	82,855	84,098
Interest-bearing deposits in banks	6,542	4,102
Short-term investments	5,813	11,275
Mortgage loans held for sale	4,345	11,520
Securities held-to-maturity (fair value 2004 – $34,919; 2003 – $37,405)	34,152	35,956
Securities available-for-sale	467,519	540,049
Loans, net of allowance for loan losses (2004 – $18,891; 2003 – $14,656)	1,888,380	1,481,369
Premises and equipment, net	43,658	38,720
Assets held for operating lease, net	58,475	57,891
Other real estate owned	80	520
Goodwill	75,350	30,490
Intangible assets	14,268	5,083
Mortgage servicing rights	2,697	2,908
Accrued interest receivable	11,407	11,236
Other assets	47,221	28,300

Total Assets	$2,742,762	$2,343,517

LIABILITIES

Deposits:
Noninterest-bearing	$303,722	$249,929
NOW and money market	705,330	577,486
Savings	220,535	210,347
Time	785,807	740,635

Total Deposits	2,015,394	1,778,397

Short-term borrowings	98,768	43,878
Long-term debt	233,039	195,762
Subordinated notes payable	72,166	56,702
Accrued interest payable	6,375	6,273
Other liabilities	35,076	42,494

Total Liabilities	2,460,818	2,123,506

STOCKHOLDERS’ EQUITY

Preferred stock, no par value, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock – $5.00 par value, 70,000,000 shares authorized; issued 2004 – 23,298,588 shares; 2003 – 21,776,551 shares	116,493	108,883
Capital surplus	80,734	44,615
Escrowed shares (2004 – 192,002 shares; 2003 – 240,002 shares)	(3,901)	(4,877)
Retained earnings	78,384	58,874
Accumulated other comprehensive income	10,234	13,827
Common stock in treasury, at cost (2004 – 0 shares; 2003 – 59,310 shares)	—	(1,311)

Total Stockholders’ Equity	281,944	220,011

Total Liabilities and Stockholders’ Equity	$2,742,762	$2,343,517

See consolidated financial statements and accompanying notes presented in Item 8 of the Corporation’s Annual Report on Form 10-K.

CONSOLIDATED STATEMENT OF INCOME
STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

For the years ended December 31,	2004	2003	2002
(Dollars in thousands, except per share data)

INTEREST AND DIVIDEND INCOME
Loans, including fees	$113,984	$99,657	$93,635
Debt securities
Taxable	12,458	16,482	19,484
Tax-exempt	10,493	9,990	9,059
Dividends	581	632	514
Federal funds sold	126	232	850
Short-term investments	40	81	49

Total interest and dividend income	137,682	127,074	123,591

INTEREST EXPENSE
Deposits	26,904	29,443	38,174
Short-term borrowings	2,055	1,599	1,531
Long-term debt	8,109	8,044	8,044
Subordinated debt	3,197	2,070	894

Total interest expense	40,265	41,156	48,643

Net interest income	97,417	85,918	74,948
Provision for loan losses	4,438	3,697	2,095

Net interest income after provision for loan losses	92,979	82,221	72,853

NONINTEREST INCOME
Trust and investment management income	9,057	5,578	4,227
Service charges on deposit accounts	6,415	5,842	5,599
Other service charges, commissions and fees	3,824	3,606	3,563
Brokerage fees and commissions	3,351	1,383	984
Insurance commissions and fees	4,611	323	514
Mortgage banking income	1,854	4,037	3,103
Rental income on operating leases	24,969	25,799	25,752
Other operating income	3,144	2,642	1,550
Security gains (losses)	2,071	511	(460)

Total noninterest income	59,296	49,721	44,832

NONINTEREST EXPENSES
Salaries and employee benefits	48,201	39,434	36,860
Net occupancy	5,445	4,926	4,209
Furniture and equipment	7,016	6,419	5,785
Professional services	4,410	3,154	2,845
Depreciation on operating lease assets	21,084	21,438	20,902
Taxes other than income	2,237	1,656	1,442
Intangible asset amortization	1,650	236	167
Other	17,043	15,305	13,712

Total noninterest expenses	107,086	92,568	85,922

Income before income taxes	45,189	39,374	31,763
Income tax expenses	11,860	10,315	7,018

Net income	$33,329	$29,059	$24,745

Per share information:
Basic earnings per share	$1.53	$1.37	$1.19
Diluted earnings per share	1.51	1.35	1.18
Dividends declared	0.62	0.56	0.53

See consolidated financial statements and accompanying notes presented in Item 8 of the Corporation’s Annual Report on Form 10-K.

(left to right) Glenn R. Walz, William E. Miller, Jr., David E. Hosler, W. Garth Sprecher, Michael A. Carenzo, J. Roger Moyer, Jr., John E. Stefan, Terrence L. Hormel, Anthony D. Chivinski, Dr. Richard H. Albright, Jr., Howard E. Groff. Jr., Joan R. Henderson and Bertram F. Elsner.

BOARD OF DIRECTORS — STERLING FINANCIAL CORPORATION

Richard H. Albright, Jr., D.D.S.
Dentist, Specialist, practice
limited to orthodontics
Chairman, Audit Committee

Michael A. Carenzo
Senior Partner, CADWA Associates

Bertram F. Elsner
Chairman, Elsner Engineering
Works, Inc.
Vice Chairman of the Board, Bank
of Hanover and Trust Company

Howard E. Groff, Jr.
President, Howard E. Groff Company

Joan R. Henderson
President, J. R. Henderson &
Associates, Inc.

Terrence L. Hormel
President, Hormel, Inc.
Chairman of the Board, Bank of Hanover
and Trust Company

David E. Hosler
Chief Operating Officer, Murray
Insurance Associates,Inc.
Vice Chairman of the Board, Sterling
Financial Corporation
Chairman, Corporate Governance and
Nominating Committee
Chairman, Executive Committee

William E. Miller, Jr.
President, Miller and Associates, P. C.
Chairman of the Board, Pennsylvania
State Bank

J. Roger Moyer, Jr.
President and Chief Executive Officer
Sterling Financial Corporation

W. Garth Sprecher
Senior Vice President,
Corporate Secretary and
Director D&E Communications,Inc.
Chairman, Management Development and
Compensation Committee

John E. Stefan
Chairman of the Board, Sterling Financial
Corporation

Glenn R. Walz, CPA
Chief Financial Officer, Walz, Deihm,
Geisenberger, Bucklen & Tennis, P. C.,
Certified Public Accountants
Chairman, Finance Committee
Chairman of the Board, Bank of Lancaster
County, N. A.
Chairman of the Board, Sterling Financial
Trust Company

NOTE: Anthony D. Chivinski, executive vice president and chief operating officer of Pennfield Corporation, was appointed to the Sterling Financial Corporation Board of Directors in January 2005.

AFFILIATE BOARDS OF DIRECTORS

Bank of Lancaster County, N. A.
Brian W. Clements
Thomas P. Dautrich, Vice Chairman
E. Dennis Ginder
Howard E. Groff, Jr.
Calvin G. High
J. Roger Moyer, Jr.
E. Glenn Nauman
Alice M. Sanders
John E. Stefan
Glenn R. Walz, Chairman

Bank of Hanover and Trust Company
Michael D. Bross
Chad M. Clabaugh
S. Forry Eisenhart, Jr.
Bertram F. Elsner, Vice Chairman
J. Daniel Frock
Gordan A. Haaland, Ph. D.
Stewart E. Hartman, Jr.
Terrence L. Hormel, Chairman
J. Bradley Scovill, Vice Chairman

NOTE: Gerald “Lee” Sturgill and Mark A. Ritter became directors of Bank of Hanover and Trust Company in January 2005.

Delaware Sterling Bank &
Trust Company
Marsha Z. Borin
Brian DiSabatino, Chairman
Robert G. Elder
J. Roger Moyer, Jr.
Norman M. Oliver
Jeffrey W. Rollins
Joseph Setting II

First National Bank of North East
Michael A. Carenzo
Thomas P. Dautrich
Jennifer D. Goldbach, Vice Chairman
Donald B. Greenberg
Woodlan T. Jackson
Michael R. Pugh
Robert C. Shoemaker
H. Norman Wilson, Jr., Chairman

Pennsylvania State Bank
Patricia Anastasio
Thomas P. Dautrich
Robert J. Dietz
Carl A. Hoffman, Jr.
Joseph M. Hummer, Sr., Vice Chairman

John B. Lampi
William E. Miller, Jr., Chairman
Marion G. Molinari
John A. Obrock
William J. Sponaugle, Second Vice
Chairman
Thomas J. Sposito, II
Paul H. Weidman, Jr.

Sterling Financial Trust Company
Michael A. Carenzo
Gregory A. Church
Chad M. Clabaugh
Thomas P. Dautrich
Bruce M. Eckert
S. Forry Eisenhart, Jr., Vice Chairman
Gregory S. Lefever
J. Roger Moyer, Jr.
J. Bradley Scovill
John E. Stefan
Glenn R. Walz, Chairman
Beverly Wise Hill

MANAGEMENT

Sterling Financial Corporation
J. Roger Moyer, Jr.
President and Chief Executive Officer

Thomas P. Dautrich
Senior Executive Vice President
and Chief Banking Officer

J. Bradley Scovill
Senior Executive Vice President,
Chief Financial Officer and Treasurer

Jean Svoboda
Vice President, General Counsel
and Secretary

D. Kathleen Phillips
Senior Vice President, Group Executive
and Chief Information Officer

Kathleen A. Prime
Senior Vice President, Group Executive
and Chief People Officer

Chad M. Clabaugh
Senior Vice President, Personal Services

Gregory S. Lefever
Senior Vice President, High Net
Worth Services

Beverly Wise Hill
Senior Vice President, Business Services

Affiliates
Bainbridge Securities Inc.
Malinda Powers Berardino
President and Chief Executive Officer

Bank of Hanover and Trust Company
Chad M. Clabaugh
President and Chief Executive Officer

Bank of Lancaster County, N. A.
Thomas P. Dautrich
Chief Executive Officer

E. Dennis Ginder
President

Bank of Lebanon County
Thomas Showers
Senior Vice President

Church Capital Management, LLC
Gregory A. Church
Chairman, President and Chief Executive
Officer

Correspondent Services Group
King T. Knox
President

Delaware Sterling Bank &
Trust Company
Robert G. Elder
President and Chief Executive Officer

Equipment Finance LLC
George W. Graner
President and Chief Executive Officer

First National Bank of North East
Jennifer D. Goldbach
President and Chief Executive Officer

Lancaster Insurance Group, LLC
Caryl R. Brown
President

PennSterling Bank
Ronald H. Muller
President and Chief Executive Officer

Pennsylvania State Bank
Thomas J. Sposito, II
President and Chief Executive Officer

Professional Services Group
Beverly Wise Hill
President

Sterling Financial Settlement
Services, LLC
Virginia M. Fossa
Manager

Sterling Financial Trust Company
Gregory S. Lefever
President and Chief Executive Officer

StoudtAdvisors (Corporate Healthcare
Strategies, LLC)
Kenneth G. Stoudt
Chief Executive Officer

David K. Stoudt
President

Town & Country Leasing, LLC
James C. Schoch
President and Chief Executive Officer

CORPORATE BACKGROUND

Corporate Headquarters
Sterling Financial Corporation
101 North Pointe Boulevard
Lancaster, PA 17601-4133

Stock

Sterling Financial Corporation’s common stock is traded on the NASDAQ stock market under the symbol SLFI.

Web site
www.sterlingfi.com

Dividend Calendar
Dividends on Sterling Financial Corporation’s common stock are customarily payable on the first business day of January, April, July and October.

Dividend Reinvestment and Stock Purchase Plan
The purpose of the dividend reinvestment and stock purchase plan is to provide the shareholders of Sterling Financial Corporation with a simple and convenient method of reinvesting cash dividends and voluntary cash contributions in additional shares of the common stock of the company. For details of the plan or for general shareholder information, please contact:

Sterling Financial Corporation
Shareholder Relations
101 North Pointe Blvd.
Lancaster, PA 17601-4133
717-735-5602

Transfer Agent and Registrar
American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Domestic calls (U.S. only) 1-800-937-5449
International calls 1-718-921-8200
www.amstock.com

Market Makers
Ferris, Baker, Watts, Inc. 1-800-638-7411
Janney Montgomery Scott, LLC 1-800-542-8846
Boenning & Scattergood, Inc. 1-800-842-8928